UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

B-46655

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __New York Life Distributors llc__

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__30 Hudson Street__
(No. and Street)

__Jersey city__	__NJ__	__07302__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marta Hansen	(917) 748-0162	Marta_hansen@nylim.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers LLP__
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)
10/20/2003		0238	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marta Hansen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of New York Life Distributors LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

NYLIFE Distributors LLC

(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2025

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Index
Year Ended December 31, 2025

(In Thousands)



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of NYLIFE Distributors LLC

Opinion on the Financial Statement –Statement of Financial Condition

We have audited the accompanying statement of financial condition of NYLIFE Distributors LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 2, 2026

We have served as the Company's auditor since at least 2001. We have not been able to determine the specific year we began serving as auditor of the Company.

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
Year Ended December 31, 2025

(In Thousands)

Assets

Cash and cash equivalents	$	9,601
Investments in affiliated mutual funds – at fair value		24,737
Receivable from affiliated mutual funds		9,556
Receivable from unaffiliated mutual funds		4
Receivable from affiliates		885
Federal income taxes receivable from New York Life Insurance Company		373
Other assets		1,128
Deferred tax asset		117
Deferred distribution costs, net of accumulated amortization of $1,943		414
Total assets	$	46,815

Liabilities and Member's Equity

Payable to affiliates	$	15,053
Accounts payable and accrued liabilities		10,580
Total liabilities		25,633
Member's equity		21,182
Total liabilities and member's equity	$	46,815

The accompanying notes are an integral part of this financial statement

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025

(In Thousands)

1. Organization and Business

NYLIFE Distributors LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of New York Life Investment Management Holdings LLC ("Holdings"), which is a wholly owned subsidiary of New York Life Insurance Company ("NYLIC"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of the Securities Investor Protection Corporation as a requirement of its membership with FINRA.

The Company acts as principal underwriter and agent for the distribution and sale of shares of a number of affiliated mutual funds including the NYLI Funds, NYLI VP Funds Trust, the NYLI Funds Trust (collectively the "Funds") and unaffiliated funds. It also serves in a similar capacity with regard to variable life and annuity contracts issued by an affiliated insurance company. The Company does not carry customer accounts or effect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, it files an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) proprietary trading; (2) mutual fund underwriter or sponsor; (3) mutual fund retailer; (4) broker dealer selling variable life insurance or annuities (5) private placement of securities; (6) distributor of funds traded on the securities exchanges; and (7) broker or dealer of municipal security funds; and the Company (8) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (9) did not carry accounts of or for customers; and (10) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company earns distribution and/or service fees, redemption fees, and concessions, pursuant to the terms of various agreements with the Funds. As the distributor of these Funds, the Company has entered into agreements under which certain funds have adopted Plans of Distribution (the "12b-1 Plans") pursuant to Rule 12b-1 under the Investment Company Act of 1940. The 12b-1 Plans are required to be approved annually by Trustees of the Funds and are created based on FINRA and SEC rules.

2. Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

For the summary of other significant accounting policies, see Note 3 – Summary of Significant Accounting Policies.

3. Summary of Significant Accounting Policies

Use of Estimates
The preparation of Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could materially differ from those estimates.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025

(In Thousands)

Cash and Cash Equivalents

Cash and cash equivalents include cash at bank and short-term U.S. Treasury bills with an original maturity of less than 90 days at the time of purchase. Cash equivalents are discussed in Note 5 – Fair Value Measurements.

Investments

The Company's investments in affiliated mutual funds are carried at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Shares of affiliated mutual funds are valued at the closing quoted price, which represent the net asset value of shares held by the Company at year end.

Purchases and sales of securities are recorded on trade date. For a discussion on valuation methods, refer to Note 5 – Fair Value Measurements. The Company holds these investments long term and does not turn over the shares in these portfolios. The Company uses such securities as investment vehicles for its excess capital.

Deferred Distribution Costs

Commissions paid to third-party broker dealers in connection with the sale of shares of Class B and Class C affiliated mutual funds are capitalized as deferred distribution costs, and amortized on a straight-line basis over a six, four, or one-year period, representing the periods during which commissions are generally recovered from redemption fees or Contingent Deferred Sales Charges ("CDSC") and 12b-1 fees. Class B shares are no longer available to new shareholders but are still available to current shareholders. The deferred distribution costs were evaluated for recoverability at December 31, 2025. The Company's analysis indicated that no impairment had occurred, and as a result, no change to the carrying amount was required. Deferral of the sales commissions are included in Deferred distribution costs, net of accumulated amortization in the accompanying Statement of Financial Condition.

Other Assets

Other assets consist primarily of prepayments made to FINRA for registered representative licensing fees.

Income Taxes

For U.S. federal income tax purposes, the Company is treated as a limited liability company whose federal taxable income or loss flows through NYLIC and is member of a group that files a consolidated federal income tax return with NYLIC. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that the Company computes its income tax provision or benefit, in general, on a separate company basis and may, where applicable, include the tax benefits of operating or capital losses utilizable in NYLIC's consolidated returns. Intercompany tax balances are generally settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

State and local tax returns are generally filed separately. In those cases where the Company's results are included with NYLIC's state tax filings, the Company is charged or credited for state taxes paid by NYLIC only to the extent that the Company's income/loss increases or reduces NYLIC's state tax liability. However, in years where NYLIC's own income level requires it to pay a flat state tax and the Company's income/loss

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025

(In Thousands)

does not affect NYLIC's state tax liability, no state tax liability or benefit is allocated to the Company pursuant to the tax allocation agreement.

Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income taxes are generally recognized based on enacted tax rates, and a valuation allowance is recorded if it is more likely than not any portion of the deferred tax asset will not be realized.

In accordance with the authoritative guidance related to income taxes, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate tax authorities before any part of the benefit can be recorded in the Statement of Financial Condition.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnification provisions. The Company's maximum exposure under these arrangements is unknown and includes potential future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote. As of December 31, 2025, there have been no liabilities related to guarantees or any payouts made related to such guarantees.

Leases
The Company has no arrangements that meet the definition of a lease under ASC 842 Leases.

Current Expected Credit Losses (CECL)
The Company recognizes any credit losses on certain financial assets based on an estimate of current expected credit losses. Any estimated lifetime expected credit losses are based on an asset's amortized cost that reflects losses expected over the remaining contractual life of an asset. As of December 31, 2025, the Company had receivables from affiliated mutual funds related to distribution fees, service fees, CDSC, and initial sales charges. The Company generally does not hold any allowance for credit losses against these receivables because of their short-term nature, the remote probability of default by the counter party, the presence of other credit protections in an event of default, or our policy for timely write off. The Company also has receivables from affiliates under common control, which not part of the CECL standard.

4. **Business Risks and Uncertainties**

Volatile markets may adversely affect sales of affiliated mutual funds and cause potential investors of the funds to refrain from new or additional investments and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Revenues of the Company are to a large extent based on fees related to the value of shareholder investments in affiliated mutual funds. Consequently, poor market performance may impact fee revenues and could impact the carrying value of certain assets.

The Company leverages technology systems and solutions to conduct business and to retain, store, protect, and manage confidential information. The failure of the Company's technology systems and solutions, or those of a third party, for any reason has the potential to disrupt its operations, result in the loss of customer business, damage the Company's reputation, and expose the Company to litigation and regulatory action, all of which could adversely impact its profitability.

Changes in the regulatory environment may also adversely affect sales of mutual funds.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025

(In Thousands)

The Company is subject to concentration credit risk when its cash deposits at a financial institution exceed the Federal Deposit Insurance Corporation ("FDIC") insurance of $250. At December 31, 2025 the Company had $4,650 in deposits in excess of the FDIC insured limit.

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's assets and liabilities recorded at fair value are measured and classified in accordance with a fair value hierarchy consisting of three levels based on the observability of the inputs used in measuring the fair value. The level is determined based on the lowest level input that is significant to the fair value measurement.

The three levels of the fair value hierarchy based on the inputs to the valuation are as follows:

Level 1   Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. Active markets are defined as markets in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2   Fair value is based on observable inputs, other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations are generally obtained from third-party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs.

Level 3   Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability.

Determination of Fair Values
The Company has an established process for determining fair value. The pricing of a security is applied using a hierarchy approach whereby publicly available prices are first sought from third-party pricing services. The Company has investments in affiliated mutual funds which are priced daily with a publicly available quoted price.

The following table represents the balances of assets measured at fair value on a recurring basis as of December 31, 2025:

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Affiliated mutual funds*	$ 24,737	$ -	$ -	$ 24,737
Cash Equivalents	$ -	$ 4,307	$ -	$ 4,307
Total assets accounted for at fair value on a recurring basis	$ 24,737	$ 4,307	$ -	$ 29,044

* The Company does not hold any assets for which the NAV per share is used as a practical expedient and for which the fair value hiearchy would not apply.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025

(In Thousands)

The following is a description of the valuation methodologies used to determine the fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Affiliated Mutual Funds
Mutual Funds are classified as Level 1. The Company has investments in affiliated mutual funds which are priced daily with a publicly available quoted price.

Cash Equivalents
Cash equivalents are comprised of U.S Treasury bills. These instruments are typically classified as Level 2 because they are generally not traded in active markets, however, their fair value is based on observable inputs. The prices are either obtained from a pricing vendor, or amortized cost is used as the carrying value approximates fair value. As of December 31, 2025, there were $4,307 cash equivalents outstanding.

Transfers Between Levels
During the year ended December 31, 2025, there were no transfers between Levels 1 and 2. There were no Level 3 assets or liabilities during the year and no transfers into or out of Level 3 during the year. These transfers are assessed at the beginning of each year.

Non-recurring Fair Value Measurements
The Company may be required, from time to time, to measure certain other assets at fair value on a non-recurring basis in accordance with GAAP. At December 31, 2025, the Company did not have any assets measured at fair value on a non-recurring basis.

6. **Related Party Transactions**

The Company continues to be dependent on funding from Holdings to finance its various operations. Funds received have been recorded as capital contributions on the Statement of Changes in Member's Equity. A Capital Contribution commitment in the amount of $95,000 was approved by New York Life Insurance Company, being the Sole Member of New York Life Management Holdings LLC, on October 17, 2024. This commitment covered the period from March 1, 2025 through February 28, 2026.
An additional 12-month capital contribution commitment in the amount of $100,000 was approved by New York Life Insurance Company, being the Sole Member of New York Life Management Holdings LLC, on October 14, 2025 covering the period from March 1, 2026 through February 28, 2027.

On December 23, 2021, the Company entered into a revolving note and cash subordination agreement with New York Life Insurance Company in which NYLIC will lend the Company sums of money on a revolving basis which, in the aggregate, shall not exceed $10,000. As of December 31, 2025 and through March 2, 2026, the date the financial statements were available to be issued, the Company did not draw down on its line of credit.

The Company is party to service agreements with NYLIC and New York Life Investment Management LLC ("NYL Investments"), a wholly owned subsidiary of Holdings, whereby NYLIC and NYL Investments provide services, including personnel, office, legal, accounting, administrative and other services for which the Company is charged. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) allocation of costs incurred by NYLIC or NYL Investments developed principally through analyses of time spent on matters relating to the Company, and/or other reasonable and consistently applied basis. Accrued expenses associated with these agreements were $8,877 and are included in Payable to affiliates in the accompanying Statement of Financial Condition.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025

(In Thousands)

The Company earns distribution, service and redemption fees, which are described below, pursuant to the terms of various agreements with the Funds. As distributor of the Funds, the Company has entered into various agreements under which certain Funds have adopted Plans of Distribution (the "Plans") pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Plans are required to be approved annually by Trustees of the funds.

The Company receives a distribution fee at either an annualized rate of 0.75% or 0.25% of the monthly average daily net asset value of certain share classes of certain funds under each of the Plans. At December 31, 2025, amounts receivable under these agreements were $530 are included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

The Company also receives a service fee at the annualized rate of 0.25% of the monthly average daily net assets of certain share classes of certain mutual funds as compensation for services rendered to fund shareholders and the maintenance of shareholder accounts. At December 31, 2025, amounts receivable under these agreements were $4,716 and are included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

The Company receives an initial sales charge on sales of certain fund shares subject to rates that decline from 5.5% to 0% of the offering price depending on the size of the investment. These rates are specified in the prospectus at the time of sale. At December 31, 2025, amounts receivable under these agreements were $184 which is included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

The Company has a variable product distribution agreement with New York Life Insurance Company and Annuity Corporation ("NYLIAC"), an indirect wholly owned insurance company subsidiary of NYLIC, granting Distributors the exclusive right to distribute and to be the underwriter and/or agent of the Company's variable product policies. The Company receives a service fee at the annualized rate of 0.25% of the monthly average daily net assets of the VP Funds. The VP Funds are an investment option for certain variable annuity and variable life insurance products issued by NYLIAC.

Pursuant to a service agreement, the Company pays service fees to NYLIAC for servicing shareholder accounts. At December 31, 2025, the amounts receivable from affiliated mutual funds for service fees income and service fees expense payable to NYLIAC were $4,100 in the accompanying Statement of Financial Condition.

In connection with agreements with certain financial intermediaries, the Company receives from NYLIM Services, a reimbursement of sub-transfer agent fees attributable to that portion of the transfer agent fees charged to the funds by NYLIM Services, which are related to the portion of such administrative services provided by the financial intermediaries. The Company in connection with these agreements recorded a receivable of $711 at December 31, 2025, which is included in Receivable from affiliates on the accompanying Statement of Financial Condition.

In accordance with the terms of agreements with MacKay Shields LLC ("MacKay") and affiliates, the Company pays for support and consulting services regarding the introduction of assets to be managed by either an affiliated or unaffiliated investment management company and receives marketing support services. At December 31, 2025, the Company recorded a receivable from MacKay for $174 and is included in Receivable from affiliates.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025

(In Thousands)

NYLIFE Securities LLC ("Securities"), an affiliate, and the Company entered into a soliciting dealer agreement whereby the Company receives concession revenue and pays Securities commissions from the distribution of the Funds' shares by registered representatives of Securities. For the year ended December 31, 2025, the Company accrued a payable for commissions of $2,076, which is included in Payable to affiliates in the accompanying Statement of Financial Condition. At December 31, 2025, the Company capitalized $36 of these commissions on Class C shares, net of accumulated amortization in the accompanying Statement of Financial Condition.

A summary of the components of the related party transactions for the year ended December 31, 2025, included in the accompanying Statement of Financial Condition are as follows:

Payable to affiliates

New York Life Investment Management LLC	$	8,591
New York Life Insurance and Annuity Corporation		4,100
NYLIFE Securities LLC		2,076
New York Life Insurance Company		286
Total	$	15,053

Affiliated service fees

New York Life Insurance and Annuity Corporation	$	46,179
Other Affiliates		4
Total	$	46,183

7. Taxes

Pursuant to the tax allocation agreement (see Note 3 – Summary of Significant Accounting Policies), as of December 31, 2025 the Company recorded a net income tax receivable from NYLIC of $373.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. The Company's management has concluded that the deferred tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

The components of the deferred tax asset / (liability) reported as of December 31, 2025 are attributable to the following temporary differences:

		2025
Deferred tax assets		
Unrealized investment losses	$	117
Gross Deferred tax asset	$	117
Net deferred income tax asset / (liability)	$	117

As of December 31, 2025, the Company has no federal net operating or capital loss carryforwards.

A valuation allowance against the deferred tax asset established with respect to US taxes at the date of the statement of financial position is not considered necessary because it is more likely than not the deferred tax asset will be realized.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
Year Ended December 31, 2025

(In Thousands)

As a member of NYLIC's consolidated group, the Company's federal income tax returns are routinely audited by the Internal Revenue Service and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits through 2013 and tax years 2014 through 2018 are currently under examination with the IRS. There were no material effects on the Company's Statements of Operations as a result of these audits.

The Company has determined as of the reporting date that it will be an applicable corporation but will not be liable for corporate alternative minimum tax ("CAMT"), that is based on the adjusted financial income set forth on the applicable financial statement on the applicable corporation, for the reporting year.

The One Big Beautiful Bill Act ("OBBBA") was enacted on July 4, 2025. The legislation permanently extends certain provisions of the 2017 Tax Cuts and Jobs At and introduces additional tax measures. The Company evaluated that there was no material impact on the Company's financial position.

The Company did not have any uncertain tax positions as of December 31, 2025.

The Company has no foreign operations and therefore is not subject to foreign income taxes, withholdings taxes, or taxes on unremitted foreign earnings.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250. At December 31, 2025, the Company had net capital, as defined under such rules, of $10,751 which was $10,501 in excess of its required net capital of $250.

9. Commitments or Contingencies

Commitments and contingencies were evaluated through February 28, 2026, the date the Statement of Financial Condition was available to be issued. The Company has concluded that there are no commitments or contingencies events requiring financial statement disclosure.

10. Subsequent Events

Subsequent events were evaluated through March 2, 2026, the date the Statement of Financial Condition was available to be issued.